NYSA SERIES TRUST

507 Plum Street

Syracuse, NY 13204

VIA EDGAR CORRESPONDENCE

August 15, 2013

Chad Edskildsen, Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Nysa Series Trust/Nysa Fund

Investment Company Act File No: 811-07963

Annual Report to Shareholders – March 31, 2013

Dear Mr. Edskildsen:

We are writing to you on behalf of Nysa Fund (Fund), a series of Nysa Series Trust (Registrant) in response to the staff’s comments and inquiries relating to the Fund’s Annual Report on Form N-SAR for the fiscal year ended March 31, 2013 (Form N-SAR) and its Annual Report to Shareholders for the fiscal year ended March 31, 2013,  included in the Fund’s Form N-CSR filing (Annual Report). The comments and inquiries summarized in this letter were conveyed to Fund counsel telephonically on July 31, 2013.

Comment #1

The staff noted that the Fund filed a Notification of Late Filing on Form 12b-25 with respect to its filings for the fiscal year ended March 31, 2013, on both Form N-SAR and N-CSR.   The staff inquired as to whether the Annual Report to Shareholders (included in Form N-CSR) was timely mailed to shareholders of the Fund in accordance with the requirements of Rule 30e-1.

Response to Comment #1

The Annual Report for the fiscal year ended March 31, 2013, was sent to shareholders of the Fund on July 12, 2013.  Audited financial statements, which were required to be included in the Annual Report, were not available within sixty days of the Fund’s fiscal year end.

COMMENT #2

The staff notes that over 50% of the Fund’s assets were invested in the health care industry as of March 31, 2013. The staff asks that management of the Fund explain why this investment focus is not discussed in the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus.

RESPONSE TO COMMENT #2

The Schedule of Investments included in the Annual Report reflect that, as of March 31, 2013,  there was just one industry, Pharmaceutical Preparations (SIC #2834) in which portfolio holdings exceeded 25% of the Fund’s net assets.  As of that date, portfolio holdings in that industry comprised only 25.06% of the Fund’s total assets, of which approximately three percent was attributable to price appreciation.

Management of the Fund has not included a discussion of this specific investment focus in the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus because it may not be a continuing focus.  However, we appreciate the comment and have decided to include the following additional disclosure in the prospectus:

Registrant has added the following sentences to the section of the Prospectus captioned Principal Investment Strategies.

Subject to the fundamental investment policies and restrictions of the Fund, many of which are described in the Fund Statement of Additional Information dated August __, 2013, the Fund may emphasize investments in various market sectors from time to time.  The Fund’s ability to invest up to 25% of its portfolio assets in a single industry or group of industries may offer greater opportunities for capital appreciation, but may also subject the Fund to a greater risk of loss and price fluctuation.  The Fund is not a “sector fund,” and, as such may change its investment emphasis.

In the section of the Prospectus captioned Principal Risks, Registrant has revised the subsection captioned Risk of Non-Diversification as follows.  New text is underscored.

Risk of Non-Diversification. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund may also invest up to 25% of its assets in the securities of issuers in a particular industry or group of industries.  Because a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers, or in a limited number of industries from time to time, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.  These fluctuations, if significant, may affect the performance of the Fund. The Fund may change its portfolio emphasis from time to time without prior notice to, or approval by, shareholders of the Fund.  The success of this investment strategy is dependent upon the skill of the portfolio manager. There can be no assurance that this investment strategy will be successful.

COMMENT #3

The staff notes that its review of the Annual Report revealed that, as of March 31, 2013, several portfolio holdings were greater than 5% of the Fund’s assets.   The staff requests that management of the Fund confirm that the Fund is monitoring compliance with Subchapter M requirements.

RESPONSE TO COMMENT #3

Management of the Fund recognizes the importance of monitoring portfolio composition on a quarterly basis for purposes of compliance with the Subchapter M diversification requirements, and is, in fact, monitoring its portfolio composition.  Upon a review of its portfolio composition of March 31, 2013, management of the Fund believes that its portfolio was appropriately diversified for Subchapter M purposes as of that date.

COMMENT #4

The staff notes that its review of the Annual Report revealed that the Notes to Financial Statements did not reflect new accounting guidance. The staff pointed specifically to Note 1 relating to security valuation disclosure and noted that new accounting guidance from Topic 820 of ASU2011-4 that requires quantitative disclosure regarding Level 3 holdings of the Fund relating to criteria for “fair valuation” of portfolio securities and narrative disclosure describing the sensitivity of those imputs.   The staff indicated that this comment applies on a “go forward” basis, and that there is no need to re-file the Annual Report as a result of this particular item.

RESPONSE TO COMMENT #4

Management of the Fund has advised the Fund’s auditors of the need to incorporate the guidance from 820 of ASU2011-4 that requires quantitative disclosure regarding Level 3 holdings of the Fund in the notes to the Fund’s financial statements going forward.

COMMENT #5

The staff conveyed three comments concerning the section of the Annual Report relating to the factors considered by the Board of Trustees in connection with its approval of the renewal of the investment advisory contract, both of which apply on a “go forward” basis.  The staff stated  there is no need to re-file the Annual Report as a result of these comments. The staff would like to see more detail in the subsections captioned “Fees and Expenses of the Fund” and “Nature, Quality and Extent of Services.”  The staff was curious about the following statement: “The Board considered the fact that the Adviser expressed a willingness to waive all or a portion of its advisory fee during the 2014 fiscal year,” and asked whether the Adviser’s willingness to waive all or a portion of its fee is discussed in the prospectus.  The staff also requested that in the subsection captioned “Other Benefits to Adviser and Affiliates of the Adviser, the Fund clearly disclose that the Distributor is an affiliate of the Fund.

RESPONSE TO COMMENT #5

Management of the Fund will make sure that the requested disclosures are included in the relevant section of the Annual Report going forward.

If you should have any questions concerning our responses to the staff’s comments, please call Patricia C. Foster, Esq. at 585-387-9000.

Very truly yours,

Nysa Series Trust

By:

/S/ Robert Cuculich

Robert Cuculich

Its:

President

CC:

Board of Trustees

Patricia C. Foster, Esq.